Exhibit 99.1
Bending Spoons enters into a definitive agreement to acquire Miro for $1.355 billion

Milan, Italy—September 10, 2026 | Bending Spoons S.p.A. (NASDAQ: BSP) has entered into a definitive agreement to acquire Miro at an enterprise value of $1.355 billion. Together with Miro’s net cash, this implies an equity value of approximately $1.79 billion. In connection with the all-cash transaction, certain Miro shareholders have agreed to invest $295 million of their proceeds into newly issued Bending Spoons equity. The acquisition, including the investment, is subject to customary closing conditions and approvals, including regulatory approvals.

“It's a privilege, and no small responsibility, to welcome a product that over 250,000 organizations have integrated into their workflows,” said Luca Ferrari, Bending Spoons CEO and co-founder. “Miro has grown to around $600 million in annual recurring revenue, nearly 90% from business and enterprise customers. After closing, we plan to invest substantially in the fundamentals that its customers value: performance, reliability, and functionality that supports critical collaborative work. We acquire businesses with the intention of owning and operating them for the long term, and Miro will be no exception.”

“We started Miro fifteen years ago to give teams one place to think together and bring ideas to life. It has become something more: an AI-first workspace that teams run their most important work through,” said Andrey Khusid, CEO and co-founder of Miro. “Nearly 4 million paying users depend on it, across every industry and region we serve, including more than 750 customers with over $100,000 in annual recurring revenue. The best version of Miro is still ahead of us. Partnering with Bending Spoons lets us deliver on that vision with ambition, for the customers who count on us. I’m deeply grateful to all Mironeers, partners, users, customers, and investors who have been part of Miro’s journey over the last fifteen years. Miro would not be what it is today without you, and I’m excited to see what will be built in this next chapter.”

Miro would be the latest renowned product to join Bending Spoons. Last week, Bending Spoons completed the acquisition of Airtable.

Details of the Proposed Transaction

Under the terms of the agreement, which was unanimously approved by the boards of directors of Bending Spoons and Miro, Bending Spoons will acquire 100% of the issued and outstanding shares of Miro.

The transaction is expected to close in the fourth quarter of 2026, subject to receipt of required regulatory approvals and other customary closing conditions. Until the transaction closes, both companies will continue to operate independently.

Legal Counsel and Financial Advisors

Latham & Watkins LLP is serving as legal counsel to Bending Spoons. Ernst & Young LLP and EY Advisory S.p.A. are providing financial and tax due diligence services while McDermott Will & Schulte Studio Legale Associato is acting as Italian tax counsel to Bending Spoons. BNP Paribas and J.P. Morgan are acting as co-financial advisors to Bending Spoons.

Goodwin Procter LLP is serving as legal counsel and Morgan Stanley & Co. LLC is acting as exclusive financial advisor to Miro.

About Bending Spoons

Bending Spoons is built on the conviction that operational excellence enables efficient growth through acquisitions. It acquires digital businesses, implements deep transformations and ongoing optimizations to sustainably expand earnings, and reinvests in additional acquisitions, thereby continuing the compounding cycle. The company has executed this strategy for more than a decade and, to date, has never sold a material business.

Bending Spoons strives to envision the most successful version of an acquired business, and works to close the gap between its current state and that vision as quickly and completely as possible. The transformation is typically deep and entails reorganizing teams, overhauling technology, redesigning user interfaces, accelerating product development, and enhancing marketing and monetization. AI is often both a central component of the vision and a key tool in implementing the transformation.

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Bending Spoons’ performance is driven by its Platform—comprising its people, proprietary technologies, and proprietary data—and reflects an intense focus on achieving exceptional talent density, cultural strength, and technical capabilities.

Bending Spoons’ main businesses include Airtable, AOL, Brightcove, Eventbrite, Evernote, Tractive, Vimeo, and WeTransfer.

About Miro

Miro is the AI Innovation Workspace that brings teams and AI together to plan, co-create, and build the next big thing, faster. Serving more than 100 million users across 250,000 customers, Miro empowers cross-functional teams to progress from early discovery through final delivery on a shared, AI-first canvas. With the canvas as the prompt, Miro’s collaborative workflows keep teams in the flow of work, scale shifts in ways of working, and drive organization-wide transformation. To learn more, visit https://miro.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements about Bending Spoons’ planned acquisition of Miro, including the expected benefits, closing timing, and planned equity investment by certain Miro shareholders, and Bending Spoons’ acquisition and integration strategies. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts, and projections as well as the beliefs and assumptions of management. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Bending Spoons’ control.

Bending Spoons’ actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change in external forces, risks associated with uncertainty as to whether the acquisition transaction will be completed, the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction, costs and potential litigation associated with the transaction, the failure to obtain necessary regulatory clearances or to satisfy the other closing conditions set forth in the agreement, risks that the proposed acquisition disrupts current plans and operations, potential difficulties in employee retention as a result of the proposed transaction, the distraction of management resulting from the proposed transaction, and other risk factors discussed from time to time by Bending Spoons in reports filed with, or furnished to, the Securities and Exchange Commission. Bending Spoons undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except to the extent required by law.

For more information, visit our website https://bendingspoons.com and our Investors page https://investors.bendingspoons.com.

Bending Spoons logos and photos: https://we.tl/t-l4EP2NyDKd.

Media Contacts

Bending Spoons: press@bendingspoons.com

Miro: press@miro.com

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